

10032775



RECEIVED
NOV 2 6 2010
WASH. D.C.
189
SECTION


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL ~~AUDITED~~ REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 33729 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/1/2009 (MM/DD/YY) AND ENDING 9/30/2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Forsyth Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

243 North Lindbergh Blvd., Suite 301
(No. and Street)

| St. Louis | MO | 63141 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hugh V. Murray (314) 997-7488
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kiefer Bonfanti & Co., LLP
(Name – *if individual, state last, first, middle name*)

| 701 Emerson Road, Suite 201 | St. Louis | MO | 63141 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Hugh V. Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Forsyth Securities, Inc., as of September 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



NOTARY PUBLIC
NOTARY
SEAL
STATE OF MISSOURI


S. HIGGINBOTHAM
My Commission Expires
October 31, 2011
St. Louis County
Commission #07502690

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**FORSYTH SECURITIES, INC.**

**SEPTEMBER 30, 2010 AND 2009**

## Table of Contents



**Kiefer | Bonfanti & Co. LLP**
Certified Public Accountants & Business Advisors

701 Emerson Road
Suite 201
St. Louis, MO
63141

314.812-1100
f.314.812-1199

kieferbonfanti.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
**Forsyth Securities, Inc.**

We have audited the accompanying statements of financial condition of **Forsyth Securities, Inc.** (a Missouri corporation) as of September 30, 2010 and 2009, and the related statements of operations, cash flows, and changes in stockholders' equity for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **Forsyth Securities, Inc.** as of September 30, 2010 and 2009, and the results of its operations and cash flows, for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on Pages 12-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Kiefer Bonfanti & Co. LLP*

November 15, 2010

# STATEMENTS OF FINANCIAL CONDITION

## Assets

| | September 30, 2010 | | September 30, 2009 |
|---|---|---|---|
| **Assets** | | | |
| Cash | $ | **27,497** | $ 23,195 |
| Cash deposit with clearing brokers | | **30,843** | 33,843 |
| Receivable from clearing brokers | | **32,229** | 32,647 |
| Receivable other, net | | **13,462** | 13,325 |
| Other assets | | **4,300** | 4,300 |
| **Total Assets** | $ | **108,331** | $ 107,310 |

## Liabilities and Stockholders' Equity

| | September 30, 2010 | | September 30, 2009 |
|---|---|---|---|
| **Liabilities** | | | |
| Accounts payable | $ | **-** | $ 2,723 |
| Brokers escrow payable | | **28,899** | 28,331 |
| Clearing brokers payable | | **7,987** | 8,828 |
| Commissions payable | | **19,780** | 15,290 |
| Accrued administrative expenses | | **16,772** | 14,128 |
| **Total Liabilities** | | **73,438** | 69,300 |
| **Stockholders' Equity** | | | |
| Preferred stock - non-convertible, par value $100, authorized 1,000 shares, issued 994.685 shares outstanding 831.920 and 781.920 shares | | **119,033** | 119,033 |
| Cost of treasury shares (162.765 and 212.765 shares) | | **(32,323)** | (42,252) |
| | | **86,710** | 76,781 |
| Common stock, par value $1, authorized 30,000 shares, issued 5,000 shares; outstanding 4053 shares | | **5,000** | 5,000 |
| Additional paid-in capital | | **261,550** | 266,479 |
| Cost of treasury shares (947 shares) | | **(274)** | (274) |
| | | **266,276** | 271,205 |
| Retained earnings (deficit) | | **(318,093)** | (309,976) |
| **Total Stockholders' Equity** | | **34,893** | 38,010 |
| **Total Liabilities and Stockholder' Equity** | $ | **108,331** | $ 107,310 |

See accompanying notes to financial statements.

## STATEMENTS OF OPERATIONS

| | Years Ended September 30, | |
|---|---|---|
| | **2010** | 2009 |
| **Revenues** | | |
| Commissions | **$ 521,926** | $ 459,276 |
| Direct participation - limited partnership | **20,777** | 18,120 |
| Miscellaneous | **1,308** | (17) |
| Interest | **66** | 562 |
| Management fees | **25** | 55 |
| **Total Revenues** | **544,102** | 477,996 |
| **Operating Expenses** | | |
| Commissions and incentive payments | **223,566** | 196,527 |
| Administrative salaries | **100,317** | 106,331 |
| Clearing fees | **55,017** | 63,181 |
| Building rental and maintenance | **46,922** | 46,644 |
| Office and quote equipment rental | **40,840** | 49,020 |
| Regulatory fees | **27,997** | 25,851 |
| Office expense | **18,494** | 10,024 |
| Payroll taxes | **11,416** | 11,313 |
| Insurance and bond premiums | **10,788** | 1,323 |
| Professional fees | **9,165** | 10,151 |
| Telephones | **7,697** | 8,762 |
| **Total Operating Expenses** | **552,219** | 529,127 |
| **Net Loss** | **$ (8,117)** | $ (51,131) |

## STATEMENTS OF CASH FLOWS

| | Years Ended September 30, | |
|---|---|---|
| | **2010** | 2009 |
| **Cash Flows from Operating Activities** | | |
| Net Loss | **$ (8,117)** | $ (51,131) |
| Adjustments: | | |
| Change in assets and liabilities | | |
| (Increase) decrease in operating assets | | |
| Cash deposit with clearing brokers | **3,000** | (91) |
| Receivable from clearing brokers | **418** | 5,192 |
| Receivable other, net | **(137)** | (2,920) |
| Increase (decrease) in operating liabilities | | |
| Accounts payable | **(2,723)** | 812 |
| Brokers escrow payable | **568** | 7,191 |
| Clearing brokers payable | **(841)** | (561) |
| Commissions payable | **4,490** | (12,305) |
| Accrued administrative expenses | **2,644** | (700) |
| **Net Cash Used by Operating Activities** | **(698)** | (54,513) |
| **Cash Flows from Financing Activities** | | |
| Preferred treasury stock sold | **5,000** | - |
| **Net Cash Provided by Financing Activities** | **5,000** | - |
| **Net Increase (Decrease) in Cash and Cash Equivalents** | **4,302** | (54,513) |
| Cash and cash equivalents, beginning of year | **23,195** | 77,708 |
| **Cash and Cash Equivalents, End of Year** | **$ 27,497** | $ 23,195 |

See accompanying notes to financial statements.

## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| | Common Stock | Additional Paid-in Capital | Cost of Common Treasury Shares | Preferred Stock | Cost of Preferred Treasury Shares | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|---|---|---|
| **Balance, September 30, 2008** | $ 5,000 | $266,479 | $ (274) | $119,033 | $(42,252) | $(258,845) | $ 89,141 |
| Net loss for the year ended September 30, 2009 | - | - | - | - | - | (51,131) | (51,131) |
| **Balance, September 30, 2009** | 5,000 | 266,479 | (274) | 119,033 | (42,252) | (309,976) | 38,010 |
| Preferred stock: Treasury shares Sold | - | (4,929) | - | - | 9,929 | - | 5,000 |
| Net loss for the year ended September 30, 2010 | - | - | - | - | - | (8,117) | (8,117) |
| **Balance, September 30, 2010** | **$ 5,000** | **$261,550** | **$ (274)** | **$119,033** | **$(32,323)** | **$(318,093)** | **$ 34,893** |

## NOTES TO FINANCIAL STATEMENTS
## SEPTEMBER 30, 2010 AND 2009

***Business Descriptions***
Forsyth Securities, Inc. (the "Company") is a registered broker/dealer under the Securities Exchange Act of 1934. The Company was organized on January 9, 1985, the date of issue of the Certificate of Incorporation by the Secretary of the State of Missouri, and commenced operations in June 1986. The Company's customers are located principally in the St. Louis, Missouri area.

The Company (an introducing broker) clears its customer transactions through First Clearing Corporation, a division of First Union Capital Markets Company, or RBC Capital Markets, Inc. a division of Royal Bank of Canada, Members, New York Stock Exchange, on a fully disclosed basis. The clearing brokers will deduct from commissions due the Company a clearing fee for their services, based on the number of shares traded and a charge by the exchange on which the trade is executed. The Company is also obligated to maintain good faith cash deposit accounts with its clearing brokers. First Clearing Corporation requires the Company to calculate the deposit balance using its adjusted net capital, volume and mix of business products. The balance at September 30, 2010 and 2009 was $25,843 and $28,843 respectively. RBC Capital Markets, Inc. requires the Company to maintain a good faith deposit of $5,000. Claims against the Company, not otherwise resolved within 5 days notice to the Company, may be charged to these deposit accounts by the clearing brokers, if commissions due the Company on hand are inadequate to settle the claim. The clearing brokers, upon termination of the agreement will deliver to the Company the contents of the deposit account on or before the 30th day of said termination. These funds maintained with the clearing brokers are at risk, uninsured and un-collateralized.

### 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Cash and Cash Equivalents***
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains cash and cash equivalent balances at several financial institutions. Accounts at banks are insured by the Federal Deposit Insurance Corporation up to $250,000.

***Revenue Recognition***
Commissions on options, securities and other financial products marketed by the Company are recorded gross on notice of the amount from the clearing broker on a trade date basis.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

***Estimates and Assumptions***
Management uses estimates and assumptions in preparing these financial statements in accordance with United States of America generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

***Broker Compensation:***

**Monthly Commission Payout**
Commissions paid to brokers are an agreed upon percentage based on cleared business or packaged products and the broker's status with the Company. The broker also earns a ticket bonus determined by applying an ascending rate that increases with the dollar value of the ticket. Brokers are allowed to receive payments in advance of earned commissions.

The Company provides an allowance for advance of earned commissions based on historical experience and management's analysis of the current status of existing advances. As of September 30, 2010 and 2009, management had determined the allowance to be approximately $40,000. The amount to be collected from future commissions due to the brokers, net of allowance, at September 30, 2010 and 2009 was $13,462 and $13,325, respectively.

**Quarterly Commission Payout**
The Company also pays a quarterly commission on the second payday of the quarter. This payout will be determined by multiplying the broker's production by a variable percent. The variable percent can range from zero to 30%, and is contingent upon the Company's profitability. Payments of approximately $24,800 and $6,500 were made to brokers during the fiscal years ended September 30, 2010 and 2009, respectively.

**Escrow Accounts**
Brokers agree to fund contingent liability escrow accounts. These accounts are funded by setting aside 2% of the gross commission, net of clearing fees, from every trade. If no potential liabilities are pending at the end of a quarter, the broker receives 10% of their escrow account balance.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

***Broker Compensation (Continued):***

**Management Bonus**
The Company stockholders passed by resolution a management compensation plan (revised 1999). Under the plan, the Company's president receives a minimum monthly salary. In addition, the Company also pays a quarterly bonus. The bonus payments for a fiscal year are not to exceed a gross amount of $100,000 before income taxes. The plan further stipulates that the bonus payments are to be paid 20% in preferred stock and 80% in cash.

For the years ended September 30, 2010 and 2009, the Company's president did not receive bonus payments under the plan.

***Property and Equipment***
Property and equipment are stated at cost, and depreciation is computed using accelerated methods over the estimated useful lives of three to seven years. The Company's policy is to capitalize all property and equipment purchases over $5,000. At September 30, 2010 and 2009, the capitalized cost of property and equipment assets was $116,272 and all were fully depreciated.

***Advertising Costs***
Advertising costs are expensed as used. Advertising expense was $200 for the years ended September 30, 2010. There was no advertising expense for the year ended September 30, 2009.

***Subsequent Events***
The Company has evaluated subsequent events through November 15, 2010, the date which the financial statements were available to be issued, for possible additional recognition disclosure.

## 2. STOCKHOLDERS' EQUITY

Common Stock (Unrestricted and Restricted)

The Company's president is the sole unrestricted stockholder. The Company also has a class of restricted common stock stockholders who have acquired certain voting rights. The sales price and transferability of these shares is restricted. Currently, there are twelve (12) common restricted shares outstanding.

## 3. STOCKHOLDERS' EQUITY (CONTINUED)

Preferred Stock

All of the preferred shares are held by the Company's president/stockholder or employees. Preferred stock is issued to unrestricted common stockholders under the management bonus program, by agreement to brokers with escrow credits, net of redemptions, or by direct sale to employees. During the year ended September 30, 2010, an employee purchased 50 shares of preferred stock for $5,000.

## 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum dollar net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2010 and 2009, the Company had adjusted net capital of $13,996 and $20,385 which was $8,996 and $15,385, in excess of its required minimum dollar net capital of $5,000. The Company's net capital ratio at September 30, 2010 and 2009 was 5.470 to 1 and 3.400 to 1, respectively.

## 5. LEASE COMMITMENTS

On June 1, 2008, the Company renewed an operating lease agreement for office space. This lease has a term of 3 years, expiring on May 31, 2011. Future minimum lease payments are $20,278 for the year ended September 30, 2011. The lease is cancelable upon payment of two months' rent. Rent expense under this operating lease was $30,098 and $29,620 for the years ended September 30, 2010 and 2009, respectively.

The Company also rents education training facilities for a monthly rental of varying from $1,000 to $2,000 each month. Rent expense under this monthly lease was $13,800 and $14,000 for the years ended September 30, 2010 and 2009, respectively.

The Company also rents storage space under two monthly leases of $252 each month. Rent expense under these monthly leases was $3,024 for the years ended September 30, 2010 and 2009.

For the years ended September 30, 2010 and 2009, the Company incurred total annual rents of $46,922 and $46,644, respectively.

## 6. INCOME TAXES

The Corporation has no income tax expense or benefit for the years ended September 30, 2010 and 2009. A valuation allowance has been established equal to the deferred tax asset related to the net operating loss carry-forwards, as planning strategies had not been developed to utilize the benefit of the net operating losses and future taxable income could not be assured.

The following carry-forwards are available to offset taxable income in future years:

| From Year Ended September 30, | Expiring September 30, | Net Operating Loss |
|---|---|---|
| 2010 | 2030 | $ 7,784 |
| 2009 | 2029 | 51,131 |
| 2008 | 2028 | 10,694 |
| 2005 | 2025 | 51,290 |
| 2004 | 2024 | 55,490 |
| 2003 | 2023 | 76,876 |
| 2002 | 2022 | 58,178 |
| | | **$ 311,443** |

Financial accounting standards govern how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. These standards require the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would not be recognized in the financial statements for the current year.

The Company has various income tax positions open under the statute of limitations. Management believes these tax positions meet the more-likely-than-not threshold and, accordingly, the tax benefits of these income tax positions have been recognized for the years ended September 30, 2010 and 2009.

The Federal income tax return and various state income tax returns of the Company for the years ended September 30, 2010, 2009 and 2008 are subject to examination by the Internal Revenue Service and respective jurisdictions, generally for three years after they have been filed. As of September 30, 2010, no returns have been selected for examination.

Notes to Financial Statements (Continued)

## 7. CONCENTRATIONS

The Company clears transactions through two clearing brokers. The clearing brokers remit the commission, less fees, to the Company. These commissions were approximately 67% of total revenues for the years ended September 30, 2010 and 2009. These two clearing brokers represent all of the total outstanding accounts receivable at September 30, 2010 and 2009, respectively.

The Company also keeps cash on deposit with the two clearing brokers of $30,843 and $33,843 at September 30, 2010 and 2009, respectively.

## 8. LITIGATION, CLAIMS, AND ASSESSMENTS

During the year ended September 30, 2010, FINRA has commenced 3 disciplinary actions against 2 of the Company's brokers, including the Company's president.

a) Disciplinary action against a Company's broker for making improper investment recommendations to clients. The broker claims that the risks inherent to the types of investments have been fully disclosed. FINRA has contacted all of the clients allegedly misled and none of them have chosen to file complaints with FINRA.

b) Disciplinary action against the Company's president for failing to properly supervise the above broker and the investment recommendations.

c) Disciplinary action against the Company's president for failing to timely notify FINRA of a charge against one of the Company's former brokers. The president claims that the former broker's attorney misrepresented the charge.

The Company intends to contest the above actions, and they are optimistic of favorable outcomes. Hearings on the matters have not yet been scheduled. While the company believes it has meritorious defenses against the actions, the ultimate resolution of the matters could result in monetary fines or license suspensions.

## 9. GOING CONCERN

As shown in the accompanying financial statements, the Company's net loss was $8,117 and $51,131 for the years ended September 30, 2010 and 2009, respectively. The ability of the Company to continue as a going concern is dependent on the success of management efforts to obtain additional capital, reduce operating expenditures, or increase trading commissions. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

# SUPPLEMENTARY INFORMATION

## COMPUTATION OF ADJUSTED NET CAPITAL

| | September 30, | |
|---|---|---|
| | **2010** | 2009 |
| **Ownership Equity** | | |
| Capital stock and additional paid in capital | $ **266,276** | $ 271,205 |
| Preferred stock | **86,710** | 76,781 |
| Retained earnings (deficit) | **(318,093)** | (309,976) |
| **Total Ownership Equity** | **34,893** | 38,010 |
| **Deductions from Capital** | | |
| Receivable from firm's employees in excess of escrow | **13,462** | 13,325 |
| Prepaid costs | **100** | 100 |
| Lease and rent deposit | **4,200** | 4,200 |
| **Total Deductions** | **17,762** | 17,625 |
| **Adjusted Net Capital** | $ **17,131** | $ 20,385 |
| **Aggregate Indebtedness** | | |
| Accounts payable | $ **-** | $ 2,723 |
| Firms' broker escrow payable | **28,899** | 28,331 |
| Clearing brokers payable | **7,987** | 8,828 |
| Commissions payable | **19,780** | 15,290 |
| Accrued administrative expenses | **16,772** | 14,128 |
| **Total Aggregate Indebtedness** | $ **73,438** | $ 69,300 |
| **Aggregate Indebtedness as a Percent of Adjusted Net Capital** | **428.68%** | 339.96% |
| Adjusted net capital | $ **17,131** | $ 20,385 |
| Less minimum dollar net capital | **(5,000)** | (5,000) |
| **Net Capital Excess Over Requirement** | $ **12,131** | $ 15,385 |
| Six and two-thirds (6 2/3)% of aggregate indebtedness | $ **4,896** | $ 4,620 |
| Adjusted Net Capital | **17,131** | 20,385 |
| **Excess of Net Capital at 1500%** | $ **12,235** | $ 15,765 |

## RECONCILIATION OF NET CAPITAL COMPUTATION

| | September 30, | | | |
|---|---|---|---|---|
| | | **2010** | | 2009 |
| Net Capital at September 30, | **$** | **17,131** | $ | 20,385 |
| Net Capital shown on most recent unaudited Focus part IIA filing | | **17,131** | | 30,752 |
| **Difference Decrease** | **$** | **-** | $ | (10,367) |

| | | | | |
|---|---|---|---|---|
| The difference between net capital at September 30, and net capital as shown on the most recent Focus part IIA filing results from: | | | | |
| Audit adjustments | | | | |
| Increase in accrued expense | **$** | **-** | $ | (11,300) |
| Increase in cash balances | | **-** | | 935 |
| Rounding | | **-** | | (2) |
| **Total Difference Decrease Net Capital** | **$** | **-** | $ | (10,367) |

## INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 YEARS ENDED SEPTEMBER 30, 2010 AND 2009

An exemption to the possession or control requirements of Rule 15c3-3 is claimed under Section (k) (2) (ii):

> In that all customer monetary and security receipts by the firm are promptly transmitted in accordance with applicable regulations and that all customer security transactions are cleared through First Clearing, L.L.C. a division of First Union Capital Markets Company, or RBC Capital Markets, Inc., a division of Royal Bank of Canada, Members, New York Stock Exchange, on a fully disclosed basis.



**Kiefer | Bonfanti & Co. LLP**
Certified Public Accountants & Business Advisors

701 Emerson Road
Suite 201
St. Louis, MO
63141

314.812-1100
f.314.812-1199

kieferbonfanti.com

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholders of
**Forsyth Securities, Inc.**

In planning and performing our audit of the financial statements and supplemental schedules of Forsyth Securities, Inc. (the Company), as of and for the year ended September 30, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis of designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safe guarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. **Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities,** we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States of America generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified a deficiency in internal control that we consider to be a significant deficiency, and communicated it in writing to management and those charged with governance on November 15, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at September 30, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Kiefer Bonfanti & Co. LLP*

November 15, 2010

**FORSYTH SECURITIES, INC.**

**FINANCIAL STATEMENTS**

**SEPTEMBER 30, 2010 AND 2009**


KB

Kiefer | Bonfanti & Co. LLP
Certified Public Accountants & Business Advisors